Exhibit 99.3

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022

Volmacht

(enkel te gebruiken door aandeelhouders)

Proxy

(to be used by shareholders only)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (RPR Antwerpen, afdeling Mechelen) onder het nummer 0466.460. 429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (RLE Antwerp, division Mechelen) under the number 0466.460.429) (the “Company”):

(Aantal aandelen / Number of shares)

stelt hiermee aan tot zijn/haar volmachtdrager:

herewith appoints as his/her proxy holder:

Marie-Théodora Vandewiele, General Counsel van/of Galapagos NV, p/a Generaal De Wittelaan L11 A3, 2800 Mechelen, België/Belgium
(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

hierna de “volmachtdrager”,

aan wie hij/zij volmacht geeft tot bijwoning van en om stemrechten uit te oefenen tijdens de buitengewone algemene vergadering en gewone algemene vergadering van de Vennootschap die achtereenvolgens zullen plaatsvinden op dinsdag 26 april 2022 om 13.00 uur, respectievelijk 14.00 uur (Belgische tijd) op de zetel van de Vennootschap, alsook elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda’s in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.

Indien overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook over deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.

Bij gebrek aan een specifieke steminstructie voor een bepaald agendapunt zal de volmachtdrager gerechtigd zijn “voor” het voorstel tot besluit te stemmen.

Deze volmacht is geen verzoek tot verlening van volmacht overeenkomstig de bepalingen van artikelen 7:144 of 7:145 van het Wetboek van Vennootschappen en Verenigingen.

hereinafter the “proxy holder”,

to whom he/she gives power of attorney to attend and exercise voting rights at the extraordinary shareholders’ meeting and annual shareholders’ meeting of the Company to be held sequentially on Tuesday 26 April 2022 at 1:00 p.m., respectively 2.00 p.m (Belgian time) at the registered office of the Company, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agendas set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

If pursuant to article 7:130 of the Belgian Code of Companies and Associations new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote on such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

If no specific voting instruction is given for a specific item on the agenda, the proxy holder will be entitled to vote “in favor” of the proposed resolution.

This proxy does not constitute an application for a power of attorney in accordance with the provisions of articles 7:144 or 7:145 of the Companies and Associations Code.

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022

Deze volmacht dient handgeschreven of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van de mogelijkheid om deze volmacht elektronisch te tekenen, dient het te gaan om een elektronische handtekening in de zin van artikel 3.10 van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, zoals gewijzigd van tijd tot tijd, of een gekwalificeerde elektronische handtekening in de zin van artikel 3.12 van dezelfde Verordening.

This proxy should be signed either in handwriting or electronically. If the opportunity to sign this proxy form electronically is made use of, it must be an electronic signature within the meaning of article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended from time to time, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation.

Agenda

1. Buitengewone Algemene

Vergadering

1. Statutenwijziging als gevolg van de keuze voor een monistisch bestuursmodel, alsook enkele andere wijzigingen met betrekking tot specifieke punten uit de statuten van de Vennootschap.

Voorstel van besluit: De algemene vergadering besluit om de statuten te wijzigen als gevolg van het voorstel van de raad van toezicht tot introductie van een monistisch bestuursmodel bij de Vennootschap zoals voorzien door het Wetboek van Vennootschappen en Verenigingen, alsook enkele andere wijzigingen met betrekking tot specifieke punten uit de statuten van de Vennootschap, en om met name de wijzigingen hieronder goed te keuren. De volledige tekst van de nieuwe statuten is beschikbaar op de website van de Vennootschap (www.glpg.com). Elke aandeelhouder kan een gratis kopie daarvan verzoeken per e-mail via shareholders@glpg.com. De gedetailleerde wijzigingen zijn de volgende (waarbij de vetgedrukte nummering steeds verwijst naar de nummering onder de huidige statuten van de Vennootschap).

•	Artikel 10: de bepalingen worden integraal vervangen door volgende tekst, doch met behoud van de tussentitel:

“Ten aanzien van de vennootschap zijn de aandelen ondeelbaar. Indien een aandeel aan verschillende personen toebehoort of indien de aan een aandeel verbonden rechten zijn verdeeld over meerdere personen, of indien verschillende personen de zakelijke rechten op de aandelen houden, mag de raad van bestuur de uitoefening van de eraan verbonden rechten opschorten totdat één enkele persoon tegenover de vennootschap als aandeelhouder is aangewezen en daarvan kennis wordt gegeven aan de vennootschap. Alle oproepingen, betekeningen en andere kennisgevingen door de vennootschap aan de verschillende rechthebbenden op één aandeel geschieden geldig en uitsluitend aan de aangewezen gemeenschappelijke vertegenwoordiger.”

•	Artikel 12: de bepalingen worden integraal vervangen door volgende tekst, doch met behoud van de tussentitel:

“De raad van bestuur is bevoegd obligaties uit te geven tegen de voorwaarden die hij gepast acht, ongeacht of die obligaties door een hypotheek of anderszins zijn gewaarborgd.

De algemene vergadering of, in voorkomend geval, de raad van bestuur in het kader van het toegestaan kapitaal, mag besluiten tot de uitgifte van converteerbare obligaties of inschrijvingsrechten in overeenstemming met de bepalingen van het Wetboek van Vennootschappen en Verenigingen.”

•	Artikel 13: vervangen door volgende tekst:

Monistisch bestuursmodel

“De vennootschap wordt bestuurd door een raad van bestuur die ten minste vijf en maximaal negen leden telt, die geen aandeelhouder hoeven te zijn. Ten minste drie van de aldus benoemde leden van de raad van bestuur dienen te voldoen aan de criteria van onafhankelijke bestuurders

1. Extraordinary Shareholders’

Meeting

1. Amendments to the articles of association as a consequence of the choice for a one-tier board structure, as well as certain other amendments relating to specific matters set out in the articles of association of the Company.

Proposed resolution: The shareholders’ meeting resolves to amend the articles of association as a consequence of the proposal of the supervisory board to introduce a one-tier board structure as provided for by the Belgian Code of Companies and Associations, as well as certain other amendments relating to specific matters set out in the articles of association of the Company, and more particularly, to approve the amendments indicated below. The full text of the new articles of association is made available on the company website (www.glpg.com). Every shareholder may request to receive a free copy thereof by e-mail (shareholders@glpg.com). The detailed changes are the following (with the numbers in bold referring to the numbering under the current articles of association):

•	Article 10: the provisions are replaced in their entirety with the following text, without changing the subtitle:

“Vis-à-vis the company, the shares are indivisible. If a share belongs to different persons or if the rights attached to a share are divided over different persons, or if different persons hold the rights in rem to the shares, the board of directors may suspend the exercise of the rights attached thereto until one single person has been designated as shareholder vis-à-vis the company and notification thereof has been given to the company. All convocations, notifications and other announcements by the company to the different persons entitled to one share are made validly and exclusively to the designated common representative.”

•	Article 12: the provisions are replaced in their entirety with the following text, without changing the subtitle:

“The board of directors is entitled to issue bonds at the conditions it deems appropriate, whether or not such bonds are guaranteed by a mortgage or otherwise.

The shareholders’ meeting or, as the case may be, the board of directors in the framework of the authorized capital, may resolve to issue convertible bonds or subscription rights in accordance with the provisions of the Code of Companies and Associations.”

•	Article 13: replaced with the following text:

One-tier board structure

“The company is managed by a board of directors of minimum five and maximum nine members, who need not be a shareholder. At least three of the appointed members of the board of directors shall meet the criteria stated in the applicable law with respect to independent directors. At least

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022 overeenkomstig het toepasselijk recht. Ten minste de helft van de leden van de raad van bestuur moet uit niet-uitvoerende leden bestaan.

De raad van bestuur vormt een college overeenkomstig de geldende regels met betrekking tot het houden van vergaderingen.

De leden van de raad van bestuur worden benoemd door de algemene vergadering. De duur van hun opdracht mag vier jaar niet overschrijden. Uittredende leden van de raad van bestuur zijn herbenoembaar.

Indien een lidmaatschap van de raad van bestuur wordt toevertrouwd aan een rechtspersoon, dan wijst deze een natuurlijke persoon aan als zijn vaste vertegenwoordiger, overeenkomstig de terzake geldende wettelijke bepalingen, mits aanvaarding van deze natuurlijke persoon door de andere leden van de raad van bestuur.”

•	Artikel 14.1: vervangen door volgende tekst:

Bevoegdheden van de raad van bestuur

“De raad van bestuur is bevoegd om alle handelingen te verrichten die nodig of dienstig zijn tot verwezenlijking van het voorwerp van de vennootschap, behoudens die waarvoor volgens de wet de algemene vergadering bevoegd is.

De raad van bestuur kan binnen zijn bevoegdheden aan lasthebbers van zijn keuze bijzondere volmachten verlenen.”

•	Artikel 14.5, lid 4: volgende tekst toegevoegd:

“Onverminderd de regels van collegialiteit kan een lid van de raad van bestuur meer dan één van zijn/haar medebestuurders vertegenwoordigen.”

•	Artikel 15: verwijderd

•	Artikel 16 (nieuw artikel 15): volgende tekst toegevoegd:

“Indien de bevoegdheden inzake het dagelijks bestuur aan een rechtspersoon worden toevertrouwd, dan wijst deze een natuurlijke persoon aan als zijn vaste vertegenwoordiger, overeenkomstig de terzake geldende wettelijke bepalingen, mits aanvaarding van deze persoon door de raad van bestuur. De raad van bestuur kan ook een directiecomité oprichten, waarvan hij de samenstelling, opdracht en de bevoegdheden bepaalt.”

•	Artikel 17.1 (nieuw artikel 16.1): vervangen door volgende tekst:

Algemene bevoegdheid

“Onverminderd de algemene vertegenwoordigingsbevoegdheid van de raad van bestuur handelend als college, wordt de vennootschap ten aanzien van derden en in rechte rechtsgeldig vertegenwoordigd door twee leden van de raad van bestuur die gezamenlijk optreden, op voorwaarde dat deze bestuurders geen leden kunnen zijn die, in feite, aandeelhouders vertegenwoordigen die meer dan 20 procent van het kapitaal van de vennootschap aanhouden.”

•	Artikel 17.2: verwijderd

•	Artikel 17.3, 3de lid: verwijderd

•	Artikel 18 (nieuw artikel 17): vervangen door volgende tekst:

Comités binnen de raad van bestuur

“De raad van bestuur richt een auditcomité, een remuneratiecomité en een benoemingscomité op, waarbij het remuneratiecomité en het benoemingscomité kunnen worden gecombineerd.

De raad van bestuur kan in zijn midden, en onder zijn verantwoordelijkheid, een of meerdere andere adviserende comités oprichten, waarvan hij de samenstelling en de opdrachten vaststelt.”

•	Artikel 25 (nieuw artikel 24): “artikel 24” vervangen door “artikel 23”

•	Artikel 29 (nieuw artikel 28): “en, indien van toepassing” verwijderd, “de/haar bestuursorganen” vervangen door a majority of the members of the board of directors should be non-executive.

The board of directors forms a college in accordance with the applicable rules on deliberating meetings.

The members of the board of directors are appointed by the shareholders’ meeting. The duration of their mandate may not exceed four years. Members of the board of directors whose mandate has come to an end may be reappointed. If a membership of the board of directors is entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the other members of the board of directors.”

•	Article 14.1: replaced with the following text:

Powers of the board of directors

“The board of directors has the power to carry out all acts necessary or useful for the realisation of the company’s object with the exception of those reserved to the shareholders’ meeting by applicable law.

Within the limits of its authority, the board of directors may confer special powers on agents of its choice.”

•	Article 14.5, section 4: inserted the following sentence:

“Without prejudice to the rules of collegiality, a board member may represent more than one of his/her colleagues.”

•	Article 15: removed

•	Article 16 (new article 15): inserted the following text:

“If the powers of day-to-day management are entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the board of directors.

The board of directors may also set up an executive committee, of which it determines the composition, the mission and powers.”

•	Article 17.1 (new article 16.1): replaced with the following text:

General authority

“Without prejudice to the general representation authority of the board of directors acting as a collegial body, the company is validly represented in dealings with third parties and in legal proceedings by two directors acting jointly, provided that these directors cannot be directors who factually represent shareholders holding more than 20 percent of the company’s capital.”

•	Article 17.2: removed

•	Article 17.3, section 3: removed

•	Article 18 (new article 17): replaced with the following text:

Committees within the board of directors

“The board of directors establishes an audit committee, a remuneration committee and a nomination committee, whereby the remuneration committee and the nomination committee may be combined.

The board of directors may create amongst its members, and under its responsibility, one or more other advisory committees, of which it determines the composition and the missions.”

•	Article 25 (new article 24): replaced “article 24” with “article 23”

•	Article 29 (new article 28): removed “and, where applicable”, replaced “the governing body” with “the board of directors” and replaced “members of the

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022

“de raad van bestuur” en “leden van de bestuursorganen” vervangen door “de leden van de raad van bestuur”

•	Artikel 34 (nieuw artikel 33): “Vetboek” vervangen door “Wetboek”

•	Artikel 39 (nieuw artikel 38): de bepalingen worden integraal vervangen door volgende tekst, doch met behoud van de tussentitel:

“Ieder lid van de raad van bestuur, ieder lid van het directiecomité, iedere persoon belast met het dagelijks bestuur van de vennootschap en iedere vereffenaar die in het buitenland of in België gedomicilieerd is, wordt geacht voor de duur van zijn opdracht woonstkeuze te hebben gedaan op de zetel van de vennootschap, waar hem dagvaardingen en betekeningen betreffende de zaken van de vennootschap en de verantwoordelijkheid voor zijn bestuur, geldig kunnen worden gedaan met uitzondering van de oproepingen die zullen gebeuren overeenkomstig deze statuten.

De houders van aandelen op naam zijn verplicht de vennootschap kennis te geven van elke verandering van woonplaats. Bij ontstentenis van kennisgeving worden zij geacht keuze van woonplaats te hebben gedaan op hun vroegere woonplaats.”

•	Artikel 42 (nieuw artikel 41): de bepalingen worden integraal vervangen door volgende tekst, doch met behoud van de tussentitel:

“In de mate toegelaten door de wet, zal het de vennootschap toegestaan zijn de leden van de raad van bestuur, de leden van het uitvoerend bestuur, de leden van het personeel en de vertegenwoordigers van de vennootschap en haar dochtervennootschappen te vrijwaren voor alle schadevergoedingen die zij desgevallend aan derden zouden verschuldigd zijn ingevolge schendingen van hun verplichtingen jegens de vennootschap, bestuursfouten en schendingen van het Wetboek van Vennootschappen en Verenigingen en de huidige statuten, met uitsluiting van schadevergoedingen die zijn verschuldigd wegens opzet of zware fout.”

•	Algemene vervangingen:

•	In artikelen 2, 6, 14, 17, 19, 20, 22, 23, 24, 25, 26, 27, 29, 30, 31, 32, 33, 34, 35, 37, 41 en tijdelijke statutaire bepalingen: “raad van toezicht” door “raad van bestuur”

•	In artikelen 2, 7 en 16: “directieraad” door “raad van bestuur”

•	In artikelen 17, 29 en tijdelijke statutaire bepalingen: “lid/leden van de directieraad” verwijderd governing board” with “members of the board of directors”

•	Article 34 (new article 33): replaced “Vetboek” in the Dutch version with “Wetboek”

•	Article 39 (new article 38): the provisions are replaced in their entirety with the following text, without changing the subtitle:

“Each member of the board of directors, executive committee, person entrusted with the day-to-day management of the company and liquidator having its official residence abroad or in Belgium, is deemed to have elected domicile for the duration of his mandate at the office of the company, where writs of summons and notifications concerning company matters and the responsibility for its management can be validly made, with the exception of the notices to be made pursuant to these articles of association. The holders of registered shares are obliged to notify the company of every change in domicile. Absent such notification, they are deemed to have elected domicile at their previous domicile.”

•	Article 42 (new article 41): the provisions are replaced in their entirety with the following text, without changing the subtitle:

“To the extent permitted by law, the company will be permitted to indemnify the members of the board of directors, the members of the executive management, the members of the personnel and the representatives of the Company and its subsidiaries for all damages they may be due, as the case may be, to third parties as a result of breach of their obligations towards the company, managerial mistakes and violations of the Code of Companies and Associations, with the exclusion of damages that are due as a result of gross or intentional misconduct.”

•	Overall replacements:

•	In articles 2, 6, 14, 17, 19, 20, 22, 23, 24, 25, 26, 27, 29, 30, 31, 32, 33, 34, 35, 37, 41 and temporary provisions of the articles of association: “supervisory board” by “board of directors”

•	In articles 2, 7 and 16: “management board” by “board of directors”

•	In articles 17, 29 and temporary provisions of the articles of association: deleted “member/members of the management board”

Agendapunt 1 - Steminstructie:	Agenda item 1 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

2. Benoeming van de leden van de raad van bestuur.

Voorstel van besluit: De algemene vergadering besluit om — ingevolge en op voorwaarde van de invoering van een monistisch bestuursmodel bij de Vennootschap middels de wijziging van de relevante bepalingen van de statuten van de Vennootschap - volgende leden van de (voormalige) raad van toezicht te benoemen - waar van toepassing als onafhankelijk lid - voor de resterende duur van hun mandaat binnen de (voormalige) raad van toezicht als bestuurder in de raad van bestuur:

•	Dr. Raj Parekh, als lid van de raad van bestuur van de Vennootschap;

2. Appointment of the members of the board of directors.

Proposed resolution: The shareholders’ meeting resolves — as a consequence of and subject to the introduction of a one-tier board structure at the Company through the amendment of the relevant provisions of the Company’s articles of association – to appoint the following members of the (former) supervisory board – where applicable as independent director – for the remaining term of their mandate within the (former) supervisory board as director in the board of directors:

•	Dr. Raj Parekh, as a member of the board of directors of the Company;

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022

•	Dr. Mary Kerr, als onafhankelijk lid van de raad van bestuur van de Vennootschap doordat zij aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV beantwoordt;

•	Mw. Katrine Bosley, als onafhankelijk lid van de raad van bestuur van de Vennootschap doordat zij aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV beantwoordt;

•	Dhr. Peter Guenter, als onafhankelijk lid van de raad van bestuur van de Vennootschap doordat hij aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV beantwoordt;

•	Dhr. Daniel O’Day, als lid van de raad van bestuur van de Vennootschap;

•	Dhr. Howard Rowe, als onafhankelijk lid van de raad van bestuur van de Vennootschap doordat hij aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV beantwoordt;

•	Dr. Linda Higgins, als lid van de raad van bestuur van de Vennootschap; en

•	Dr. Elisabeth Svanberg, als onafhankelijk lid van de raad van bestuur van de Vennootschap doordat zij aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV beantwoordt.
•	Dr. Mary Kerr, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC;

•	Ms. Katrine Bosley, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC;

•	Mr. Peter Guenter, as an independent member of the board of the directors of the Company as he meets the independence criteria set forth in article 7:87 of the CAC;

•	Mr. Daniel O’Day, as a member of the board of directors of the Company;

•	Mr. Howard Rowe, as an independent member of the board of the directors of the Company as he meets the independence criteria set forth in article 7:87 of the CAC;

•	Dr. Linda Higgins, as a member of the board of directors of the Company; and

•	Dr. Elisabeth Svanberg, as an independent member of the board of the directors of the Company as she meets the independence criteria set forth in article 7:87 of the CAC.

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

3. Volmacht voor de coördinatie.

Voorstel van besluit: De algemene vergadering besluit om machtiging te geven aan iedere medewerker van de ondergetekende notaris of notaris Matthieu Derynck teneinde de gecoördineerde tekst van de statuten van de Vennootschap op te stellen, te ondertekenen en neer te leggen in de daartoe voorziene elektronische databank overeenkomstig de wettelijke bepalingen ter zake.

3. Proxy for coordination.

Proposed resolution: The shareholders’ meeting resolves to authorize each collaborator of undersigned notary or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company’s articles of association in the electronic database provided for that purpose under the applicable laws.

Agendapunt 3 - Steminstructie:	Agenda item 3 - Voting instruction:

☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

4. Machtiging aan de raad van bestuur.

Voorstel van besluit: De algemene vergadering besluit om alle machten aan de raad van bestuur van de Vennootschap te verlenen tot uitvoering van de genomen beslissingen.

4. Authorization to the board of directors.

Proposed resolution: The shareholders’ meeting resolves to grant all powers to the Company’s board of directors to execute the decisions taken.

Agendapunt 4 - Steminstructie:	Agenda item 4 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022

5. Volmacht Kruispuntbank voor Ondernemingen, ondernemingsloket, griffies van de Ondernemingsrechtbank, administraties en fiscale diensten.

Voorstel van besluit: De algemene vergadering besluit aan elk lid van de raad van bestuur en/of aan mevrouw Marie-Théodora Vandewiele, mevrouw Annelies Denecker, mevrouw Elien Van Mol en de heer Gert Verbraeken, die – voor de uitvoering van deze volmacht – elk woonstkeuze doen te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, een bijzondere volmacht te geven, om alleen optredend en met individueel recht van indeplaatsstelling en sub-delegatie, teneinde in naam en voor rekening van de Vennootschap alle formaliteiten te vervullen en/of documenten te ondertekenen die namens de Vennootschap moeten vervuld en/of ondertekend worden ter uitvoering van de hoger genomen besluiten, inclusief, doch niet beperkt tot, de uitvoering van alle formaliteiten die zijn vereist met betrekking tot alle door huidige vergadering genomen beslissingen ten aanzien van de Kruispuntbank voor Ondernemingen, het ondernemingsloket, de griffies van de Ondernemingsrechtbank, de administraties en de fiscale diensten.

5. Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

Proposed resolution: The shareholders’ meeting resolves to grant a special power of attorney to any member of the board of directors and/or Mrs. Marie-Théodora Vandewiele, Mrs. Annelies Denecker, Mrs. Elien van Mol and Mr. Gert Verbraeken, who – for the execution of this proxy – are all electing domicile at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, each acting separately and each with individual power of substitution and sub-delegation, to fulfill all formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the foregoing, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.

Agendapunt 5 - Steminstructie:	Agenda item 5 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

2. Gewone Algemene Vergadering

1. Kennisname en bespreking van het jaarverslag van de raad van toezicht betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2021, en van het verslag van de commissaris over de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2021.

2. Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2021 en goedkeuring van de door de raad van toezicht voorgestelde bestemming van het jaarresultaat.

Voorstel van besluit: De algemene vergadering besluit de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2021, goed te keuren, alsmede de door de raad van toezicht voorgestelde bestemming van het jaarresultaat goed te keuren.

2. Annual Shareholders’ Meeting

1. Acknowledgement and discussion of the annual report of the supervisory board relating to the non- consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2021, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021.

2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021 and approval of the allocation of the annual result as proposed by the supervisory board.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2021, as well as the allocation of the annual result as proposed by the supervisory board.

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2021.

4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2021.

3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2021.

4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2021.

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022

5. Kennisname en goedkeuring van het remuneratieverslag.

Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag goed te keuren.

5. Acknowledgement and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

Agendapunt 5 - Steminstructie:	Agenda item 5 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

6. Kennisname en goedkeuring van het gewijzigde remuneratiebeleid.

Voorstel van besluit: De algemene vergadering besluit om het gewijzigde remuneratiebeleid goed te keuren.

6. Acknowledgement and approval of the amended remuneration policy.

Proposed resolution: The shareholders’ meeting resolves to approve the amended remuneration policy.

Agendapunt 6 - Steminstructie:	Agenda item 6 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

7. Kwijting aan de leden van de raad van toezicht en de commissaris voor de uitoefening van hun mandaat uitgevoerd tijdens het boekjaar geëindigd op 31 december 2021.

Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting te geven aan elk lid van de raad van toezicht, en aan de commissaris voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun mandaat gedurende het boekjaar geëindigd op 31 december 2021.

7. Release from liability to be granted to the members of the supervisory board and the statutory auditor for the performance of their duties in the course of the financial year ended on 31 December 2021.

Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each member of the supervisory board and the statutory auditor from any liability arising from the performance of their duties during the financial year ended on 31 December 2021.

Agendapunt 7 - Steminstructie:	Agenda item 7 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

8. Kennisname van de bezoldiging van de commissaris voor het boekjaar geëindigd op 31 december 2021. De raad van toezicht heeft een bijkomende vergoeding ten bedrage van EUR 118.900 (exclusief BTW) goedgekeurd wegens bijkomende audit werkzaamheden uitgevoerd door de commissaris.

9. Benoeming van Stoffels IMC BV (vast vertegenwoordigd door dhr. Paul Stoffels) als bestuurder.

Voorstel van besluit: Op voorstel van de raad van toezicht en in overeenstemming met het advies van het benoemings-en remuneratiecomité van de Vennootschap, besluit de algemene vergadering om Stoffels IMC BV, vast vertegenwoordigd door dhr. Paul Stoffels, te benoemen als bestuurder van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2026. De algemene vergadering van de Vennootschap besluit dat het mandaat van Stoffels IMC BV, vast vertegenwoordigd door dhr. Paul Stoffels, als bestuurder van de Vennootschap, onbezoldigd zal zijn. Deze benoeming geldt vanaf heden, doch onder de opschortende voorwaarde van, en (indien deze voorwaarde niet werd vervuld op heden) met ingang van, de goedkeuring door de buitengewone algemene vergadering

8. Acknowledgment of the remuneration of the statutory auditor for the financial year ended on 31 December 2021. The supervisory board has approved an additional fee of EUR 118,900 (VAT exclusive) in connection with additional audit activities performed by the statutory auditor.

9. Appointment of Stoffels IMC BV (permanently represented by Mr. Paul Stoffels) as director

Proposed resolution: Upon proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to appoint Stoffels IMC BV, permanently represented by Mr. Paul Stoffels, as member of the board of directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2026. The shareholders’ meeting of the

Company further resolves that the mandate of Stoffels IMC BV, permanently represented by Mr. Paul Stoffels, as a director of the Company shall be not remunerated. This appointment applies as of today, but under the condition precedent of, and (if this condition has not been met by today) with effect from, the approval by the extraordinary shareholders’ meeting of the proposed amendment of the

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022 van de voorgestelde statutenwijziging van de Vennootschap tot introductie van een monistisch bestuursmodel, welk voorstel werd voorgelegd aan een buitengewone algemene vergadering te houden onmiddellijk vooraf aan de Gewone Algemene Vergadering of, indien het vereiste aanwezigheidsquorum niet werd behaald, op een nieuwe buitengewone algemene vergadering die erna zal plaatsvinden.

Company’s articles of association to introduce a one-tier board structure, which proposal was submitted to an extraordinary shareholders’ meeting to be held immediately prior to the Ordinary Shareholders’ Meeting or, if the required presence quorum was not reached, at a new extraordinary shareholders’ meeting to be held thereafter.

Agendapunt 9 - Steminstructie:	Agenda item 9 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

10. Benoeming van Jérôme Contamine als onafhankelijk bestuurder.

Voorstel van besluit: Op voorstel van de raad van toezicht en in overeenstemming met het advies van het benoemings-en remuneratiecomité van de Vennootschap, besluit de algemene vergadering om dhr. Jérôme Contamine te benoemen als onafhankelijk lid van de raad van bestuur van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2026, in diens hoedanigheid als onafhankelijk lid van de raad van bestuur doordat dhr. Jérôme Contamine beantwoordt aan de onafhankelijkheidscriteria van het artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Belgische Corporate Governance Code 2020, en doordat dhr. Jérôme Contamine uitdrukkelijk heeft verklaard geen (en de raad van toezicht evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrang zou brengen. Het mandaat van dhr. Jérôme Contamine wordt vergoed zoals voorzien voor niet-uitvoerende leden van de raad van bestuur in het door de algemene vergadering goedgekeurde remuneratiebeleid van de Vennootschap. Voormelde benoeming geldt vanaf heden, doch onder de opschortende voorwaarde van, en (indien deze voorwaarde niet werd vervuld op heden) met ingang van, de goedkeuring door de algemene vergadering van de voorgestelde statutenwijziging van de Vennootschap tot introductie van een monistisch bestuursmodel, welk voorstel werd voorgelegd aan een buitengewone algemene vergadering te houden onmiddellijk vooraf aan de Gewone Algemene Vergadering of, indien het vereiste aanwezigheidsquorum niet werd behaald, op een nieuwe buitengewone algemene vergadering die erna zal plaatsvinden. Zolang voormeld voorstel tot introductie van een monistisch bestuursmodel bij de Vennootschap niet werd goedgekeurd, zal dhr. Jérôme Contamine geacht worden te zijn benoemd met ingang van heden als onafhankelijk lid van de raad van toezicht van de Vennootschap, voor de duurtijd van 4 jaar zoals hoger voorzien.

10. Appointment of Jérôme Contamine as independent director

Proposed resolution: Upon proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to appoint Mr. Jérôme Contamine as independent member of the board of directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2026, and to confirm his mandate as independent member of the board of directors as Mr. Jérôme Contamine meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Mr. Jérôme Contamine has explicitly declared not to have (and the supervisory board is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence. The mandate of Mr. Jérôme Contamine is remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the general meeting. This appointment applies as of today, but under the condition precedent of, and (if this condition has not been met by today) with effect from, the approval by the extraordinary shareholders’ meeting of the proposed amendment of the Company’s articles of association to introduce a one-tier board structure, which proposal was submitted to an extraordinary shareholders’ meeting to be held immediately prior to the Annual Shareholders’ Meeting or, if the required presence quorum was not reached, at a new extraordinary shareholders’ meeting to be held thereafter. As long as the aforementioned proposal to introduce a one-tier board structure at the Company’s level has not been approved, Mr. Jérôme Contamine shall be considered appointed, effective as of today, as an independent member of the supervisory board of the Company for the duration of 4 years as provided above.

Agendapunt 10 - Steminstructie:	Agenda item 10 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

11. Benoeming van Dan Baker als onafhankelijk bestuurder. Voorstel van besluit: Op voorstel van de raad van toezicht en in overeenstemming met het advies van het benoemings-	11. Appointment of Dan Baker as independent director Proposed resolution: Upon proposal of the supervisory board and in accordance with the advice of the Company’s

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Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022 en remuneratiecomité van de Vennootschap, besluit de algemene vergadering om dhr. Dan Baker te benoemen als onafhankelijk lid van de raad van bestuur van de Vennootschap, voor een periode van 4 jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2026, in diens hoedanigheid als onafhankelijk lid van de raad van bestuur doordat dhr. Dan Baker beantwoordt aan de onafhankelijkheidscriteria van het artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Belgische Corporate Governance Code 2020, en doordat dhr. Dan Baker uitdrukkelijk verklaard heeft geen (en de raad van toezicht evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrang zou brengen. Het mandaat van dhr. Dan Baker wordt vergoed zoals voorzien voor niet-uitvoerende leden van de raad van bestuur in het door de algemene vergadering goedgekeurde remuneratiebeleid van de Vennootschap. Voormelde benoeming geldt vanaf heden, doch onder de opschortende voorwaarde van, en (indien deze voorwaarde niet werd vervuld op heden) met ingang van, de goedkeuring door de algemene vergadering van de voorgestelde statutenwijziging van de Vennootschap tot introductie van een monistisch bestuursmodel, welk voorstel werd voorgelegd aan een buitengewone algemene vergadering te houden onmiddellijk vooraf aan de Gewone Algemene Vergadering of, indien het vereiste aanwezigheidsquorum niet werd behaald, op een nieuwe buitengewone algemene vergadering die erna zal plaatsvinden. Zolang voormeld voorstel tot introductie van een monistisch bestuursmodel bij de Vennootschap niet werd goedgekeurd, zal dhr. Dan Baker geacht worden te zijn benoemd met ingang van heden als onafhankelijk lid van de raad van toezicht van de Vennootschap, voor de duurtijd van 4 jaar zoals hoger voorzien.

nomination and remuneration committee, the shareholders’ meeting resolves to appoint Mr. Dan Baker as independent member of the board of directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2026, and to confirm his mandate as independent member of the board of directors as Mr. Dan Baker meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Mr. Dan Baker has explicitly declared not to have (and the supervisory board is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence. The mandate of Mr. Dan Baker is remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the general meeting. This appointment applies as of today, but under the condition precedent of, and (if this condition has not been met by today) with effect from, the approval by the extraordinary shareholders’ meeting of the proposed amendment of the Company’s articles of association to introduce a one-tier board structure, which proposal was submitted to an extraordinary shareholders’ meeting to be held immediately prior to the Annual Shareholders’ Meeting or, if the required presence quorum was not reached, at a new extraordinary shareholders’ meeting to be held thereafter. As long as the aforementioned proposal to introduce a one-tier board structure within the Company has not been approved, dhr. Dan Baker shall be considered appointed, effective as of today, as an independent member of the supervisory board of the Company for the duration of 4 years as provided above.

Agendapunt 11 - Steminstructie:	Agenda item 11 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

Ondergetekende is er uitdrukkelijk mee akkoord dat:

(i)

ingeval van afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven, en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 7:143 §4 2° van het Wetboek van Vennootschappen en Verenigingen;

(ii)	de volmachtdrager een werknemer is van Galapagos NV (of een met haar verbonden vennootschap), maar geen lid van haar bestuursorgaan (of het bestuursorgaan van een met haar verbonden vennootschap); en

(iii)	de Engelse vertaling van deze volmacht slechts een vrije vertaling is en uitsluitend ter informatie, en dat de Nederlandstalige versie voorrang heeft op de Engelse vertaling.

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen.

The undersigned expressly agrees that:

(i)

in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given, and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Companies and Associations Code;

(ii)	the proxyholder is an employee of Galapagos NV (or any of its affiliated companies), but not a member of its governing board (or the governing board of any of its affiliated companies); and

(iii)	the English translation of this proxy is a free translation and for information purposes only, and that the Dutch version shall prevail over the English translation.

The present proxy shall also serve as notification within the meaning of article 7:134 of the Companies and Associations Code.

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022

Goed voor volmacht:		Good for proxy:

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondertekende volmachtformulier dient uiterlijk op 20 april 2022 toe te komen op de zetel van Galapagos NV. Het moet per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België) bezorgd worden.

Aandeelhouders die zich wensen te laten vertegen-woordigen moeten ook aan de relevante voorwaarden voldoen zoals beschreven in de oproeping tot de algemene vergaderingen.

The signed proxy form must be received at the latest on

20 April 2022 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Shareholders who wish to be represented by proxy must also comply with the relevant conditions as described in the convening notice to the shareholders’ meetings.

Galapagos NV | Volmacht BAV & AV 26 april 2022 | Proxy EGM & AGM 26 April 2022